Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 001-33007)

Date: September 6, 2016

To: All employees

From: Greg Ebel

Subject: Combination of Spectra Energy and Enbridge

This morning Spectra Energy and Enbridge announced that the two companies intend to merge into what we believe will be the finest, most diversified energy infrastructure company in North America, if not the world. This is an incredible opportunity for both companies, and I could not be more excited about what it means going forward. Simply put, Spectra Energy will combine the best employees and natural gas assets in North America with Enbridge’s continent-leading liquids pipeline position. Together the merged company will have what we believe is the best platform for growth going forward, providing greater opportunities for employees, customers and investors alike.

By completing this one transaction, we will surpass the Spectra Energy goal of securing $35 billion in new growth projects by 2020. Spectra Energy’s $10 billion project backlog of expansion projects in execution will be bolstered by the addition of Enbridge’s equally impressive backlog. These expansion projects are in addition to the approximately $30 billion in new projects the two companies have successfully completed since 2013. Combined with the same passion for and culture of operational safety and serving customers, the merged company will truly be best in class.

Most of you are proud owners of Spectra Energy stock, and given the structure of the merger, you will be able to be proud owners of Enbridge stock immediately upon closing of the transaction, which is expected during the first half of 2017. Equally important, the expected growth in the dividend you will receive on your new Enbridge stock will be even greater than what Spectra Energy provides its investors today. Enbridge’s strong financial position, both today and going forward, ensures that the merged companies can continue to efficiently fund the great growth backlog we have before us.

I don’t expect you will see many, if any, changes over the coming months as we complete the various regulatory and shareholder approvals required to close the merger. Once those are completed, we will be able to move forward, conducting our operations and business under the Enbridge name. At that point, Al Monaco, the current CEO of Enbridge, will become CEO of the newly merged Enbridge, while I will take on the role of chairman of the board of Enbridge. Al is an excellent leader, and I have complete confidence in Al’s abilities to lead the day-to-day activities of the new Enbridge. You can expect regular communications on how this exciting opportunity is developing. As we indicated in the press release this morning, Enbridge will remain headquartered in Calgary, Alberta, with the natural gas business based in Houston under the leadership of Bill Yardley, who will report directly to Al upon closing.

A transformational merger of this nature does not come along very often and creates great excitement and opportunity, but it no doubt creates some uncertainty too. With this significant and exciting change, we will be sure to continue communicating with employees as we move toward finalizing the transaction and setting the path for our continued bright future as the new Enbridge team. In the interim, please remain focused on doing your job well by operating safely, reliably and executing with excellence on our expansion projects and day-to-day tasks.

I know that Al is looking forward to meeting and speaking with you all as we proceed, and we look forward to discussing with you this exciting development in the weeks and months ahead.

GE

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SOURCE STORY

Enbridge and Spectra Energy to Combine to Create North America’s Largest Energy Infrastructure Company with C$165 billion Enterprise Value [US $127 billion]

Highlights:

•	Creates largest energy infrastructure company in North America with C$165 billion (US$127 billion) enterprise value

•	Anticipated 15 percent annualized dividend increase in 2017 and annual 10-12 percent dividend growth thereafter through 2024

•	Industry leading secured project and risked development inventory of C$74 billion (US$57 billion) with C$26 billion (US$20 billion) currently in execution

•	Complementary and diversified asset base to increase customer service offerings and optionality

•	Enhanced ability to pursue projects that will improve customer access and service

•	Strengthens investment grade balance sheet

•	96 percent of earnings regulated or take-or-pay equivalent

•	Industry-leading total return potential

Please see the video message about the announcement from our CEO, Greg Ebel:

(Insert link to VIDEO)

“Over the last two years, we’ve been focused on identifying opportunities that would extend and diversify our asset base and sources of growth beyond 2019,” said Al Monaco, president and chief executive officer of Enbridge. “We are accomplishing that goal by combining with the premier natural gas infrastructure company to create a true North American and global infrastructure leader. This transaction is transformational for both companies and results in unmatched scale, diversity and financial flexibility with multiple platforms for organic growth.”

Greg Ebel, president and chief executive officer of Spectra Energy, who will become chairman of Enbridge following the closing of the transaction said, “The combination of Enbridge and Spectra creates what we believe will be the finest, most diversified energy infrastructure company in North America, if not the world. This is an incredible opportunity for both companies and we at Spectra could not be more excited about what it means going forward. Together, the merged company will have what we believe is the best platform for serving customers in every region of North America and providing investors with the opportunity for superior shareholder returns.”

For more information:

-	News release (LINK)
-	Webcast for investors and analysts at 8 a.m. CT today, Sept. 6, available via the Spectra Energy Investors page [LINK].
-	Asset Map (LINK)
-	www.Enbridge.com

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SE-ENB - EBEL INTERNAL VIDEO FINAL TRANSCRIPT

Video Posted: Sept 6, 2016

Hello everyone:

I wanted to take a moment to share a word about today’s exciting news.

As you’ve seen, this morning, we announced that Spectra Energy and Enbridge intend to merge into what we believe will be the best, most diversified energy infrastructure company in North America, if not the world.

I could not be more excited about this opportunity. Together, we’ll combine our amazingly talented teams and our leading North American gas and liquids assets to form what we believe will be the best platform for growth going forward – providing greater opportunities for employees, customers and investors alike.

Through this one transaction, we will surpass the Spectra Energy goal of securing $35 billion in new growth projects by 2020. Our combined and impressive backlog of expansion projects are in addition to the approximately $30 billion in new projects Enbridge and Spectra Energy have already successfully completed just since 2013. The two teams have the same passion for and culture of operational safety and serving customers, which will make the merged company truly best in class.

I know most of you are proud owners of Spectra Energy stock – like myself – and given the structure of the merger you will be able to be proud owners of Enbridge stock immediately upon closing of the transaction – which is expected during the first half of 2017. Equally important, the expected growth in the dividend you will receive on your new Enbridge stock will be even greater than what Spectra Energy provides its investors today. Enbridge’s strong financial position, both today and going forward, also ensures that the merged companies can continue to fund the tremendous growth backlog we have before us.

I don’t expect you will see many, if any, changes over the coming months as we complete the various regulatory and shareholder approvals required to close the merger. Once those are completed, we will then be able to move forward conducting our operations and business under the Enbridge name. At that point, Al Monaco, the current Enbridge CEO, will become CEO of the newly merged company while I will take on the role of Chairman of the Enbridge Board. Al is an excellent leader and I have complete confidence in Al’s abilities to lead the day to day activities of the new Enbridge. Enbridge will remain headquartered in Calgary, Alberta with the natural gas business based here in Houston under the leadership of Bill Yardley, who you all know well. Bill will report directly to Al upon closing.

A transformational merger like this does not come along very often. And while this is a great opportunity, it no doubt creates some questions in your mind. So, we will be sure to continue communicating with you as we move toward finalizing the transaction and setting the path for our continued bright future as the new Enbridge team.

In the interim, please remain focused on doing your job well – operating safely and executing with excellence. And remember: you play a critical role delivering safe, affordable, reliable energy to people right across North America.

I know that Al is looking forward to meeting with you all – and we both look forward to discussing our exciting future with you in the weeks and months ahead.

Thank you, and stay safe.

Important Additional Information

In connection with the proposed transaction, Enbridge will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a Proxy Statement of Spectra and a Prospectus of Enbridge, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Enbridge and Spectra will be submitted to Spectra’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF SPECTRA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Enbridge and Spectra, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Enbridge, Investor Relations, 200, Fifth Avenue Place, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, (403) 266-7922, or to Spectra, Investor Relations, 5400 Westheimer Court, Houston, TX 77056-5310, (713) 627-5400.

PARTICIPANTS IN THE SOLICITATION

Enbridge, Spectra, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enbridge’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its notice of annual meeting and management proxy circular for its 2016 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 31, 2016. Information regarding Spectra’s directors and executive officers is available in Spectra’s proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on March 16, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.